Contact:	Mark H. Collin	Exhibit 99.1
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Third Quarter Earnings

Hampton, NH – October 24, 2008: Unitil Corporation (NYSE: UTL) (www.unitil.com ) today announced net income of $1.5 million for the third quarter of 2008, compared to net income of $1.6 million for the third quarter of 2007. Earnings per common share (EPS) were $0.27 for the three months ended September 30, 2008 compared with $0.28 in the third quarter of 2007. Earnings for the third quarter of 2008 reflect higher operating expenses and interest expense in the quarter offset by higher electric and gas utility sales margins. For the nine months ended September 30, EPS were $1.12 for 2008 compared to $1.04 for 2007, an increase of $0.08 per share, or 8%.

The following table presents the significant items (discussed below) contributing to the change in earnings per share in the three and nine month periods ended September 30, 2008:

2008 Earnings Per Share vs. 2007
		Period Ended September 30,
		QTD	YTD
	2007	$0.28	$1.04

Electric Sales Margin		0.01	(0.03)
Gas Sales Margin		0.03	0.15
Usource™ Sales Margin		0.01	0.01
Operation & Maintenance Expense		(0.05)	0.12
Depreciation, Amortization & Other		---	(0.12)
Interest Expense, Net		(0.01)	(0.05)

	2008	$0.27	$1.12

Electric sales margin increased $0.1 million in the three month period ended September 30, 2008 compared to the same period in 2007, reflecting higher electric base rates partially offset by lower sales volumes. For the nine month period ended September 30, 2008, electric sales margin decreased $0.3 million compared to the same period in 2007. The decrease in electric sales margin in the nine month period primarily reflects lower sales volumes, partially offset by higher electric base rates, implemented in March of 2008. Total electric kilowatt-hour (kWh) sales decreased 2.0% and 2.1% in the three and nine month periods ended September 30, 2008, respectively, compared to the same periods in 2007, driven by lower average usage per customer reflecting milder summer temperatures, a slowing economy and energy conservation.

Gas sales margin increased $0.2 million and $1.3 million in the three and nine months ended September 30, 2008, respectively, compared to the same periods in 2007. The increase in the three month period reflects higher gas base rates implemented in November 2007 and higher natural gas sales to Commercial and Industrial customers. The increased sales margin in the nine month period reflects higher rates, partially offset by lower sales. Natural gas sales in the three month period ended September 30, 2008 increased 5.7% compared to the same period in 2007. For the nine month period ended September 30, 2008, natural gas sales decreased 0.5% compared to the same period in 2007, reflecting a milder winter heating season earlier this year and lower average usage per customer.

Selected Financial Data for 2008 is presented in the following table:

(Unaudited) Unitil Corporation – Condensed Financial Data
(Millions, except Per Share data)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2008	2007	Change	2008	2007	Change

Electric kWh Sales:
Residential	176.3	179.7	(1.9%)	506.2	515.6	(1.8%)
Commercial/Industrial	279.4	285.1	(2.0%)	794.5	813.2	(2.3%)

Total	455.7	464.8	(2.0%)	1,300.7	1,328.8	(2.1%)

Gas Therm Sales:
Residential	0.7	0.7	---	7.7	7.9	(2.5%)
Commercial/Industrial	3.0	2.8	7.1%	13.9	13.8	0.7%

Total	3.7	3.5	5.7%	21.6	21.7	(0.5%)

Electric Revenues	$63.6	$56.9	$6.7	$172.2	$171.3	$0.9
Purchased Electricity	49.3	42.7	6.6	130.4	129.2	1.2
Electric Sales Margin	14.3	14.2	0.1	41.8	42.1	(0.3)

Gas Revenues	4.4	3.9	0.5	25.3	24.5	0.8
Purchased Gas	2.4	2.1	0.3	15.4	15.9	(0.5)
Gas Sales Margin	2.0	1.8	0.2	9.9	8.6	1.3

Usource Sales Margin	1.1	1.0	0.1	2.9	2.8	0.1
Total Sales Margin:	17.4	17.0	0.4	54.6	53.5	1.1

Operation & Maintenance Expenses	7.0	6.5	0.5	18.7	19.8	(1.1)

Depreciation, Amortization & Other	6.5	6.6	(0.1)	22.2	21.0	1.2

Interest Expense, Net	2.4	2.3	0.1	7.3	6.8	0.5

Net Income:	$1.5	$1.6	$(0.1)	$6.4	$5.9	$0.5

Earnings Per Share	$0.27	$0.28	$(0.01)	$1.12	$1.04	$0.08

Operation & Maintenance (O&M) expenses increased $0.5 million for the three month period ended September 30, 2008 compared to the same period in 2007. The increase in the three month period reflects higher salary and benefit costs of $0.3 million, higher bad debt expenses of $0.2 million and higher utility operating costs of $0.2 million, partially offset by lower professional fees of $0.2 million. For the nine month period ended September 30, 2008, O&M expenses decreased $1.1 million compared to the same period in 2007, including a reduction of $2.8 million from the proceeds of an insurance settlement, lower utility operating costs of $0.1 million and lower professional fees of $0.1 million, partially offset by increases in salary and benefit costs of $1.5 million and higher bad debt expenses of $0.4 million.

Depreciation, Amortization & Other expenses decreased $0.1 million in the three month period ended September 30, 2008, reflecting lower amortization of information systems related costs and lower income tax expense in the current quarter compared to the same period in 2007, partially offset by higher depreciation on normal utility plant additions. For the nine month period ended September 30, 2008, Depreciation, Amortization & Other expenses increased $1.2 million, primarily reflecting the amortization, in the first quarter of 2008, of $0.7 million of natural gas inventory carrying costs deferred under a previous regulatory ruling and higher depreciation on normal utility plant additions.

Interest Expense, Net increased $0.1 million and $0.5 million for the three and nine month periods ended September 30, 2008 compared to the same periods in 2007, reflecting higher overall debt outstanding.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its non-regulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc. Usource™ is a registered trademark of Unitil Resources, Inc.

On February 15, 2008, Unitil entered into a Stock Purchase Agreement with NiSource, Inc. (NiSource) and Bay State Gas Company (a wholly owned utility subsidiary of NiSource), to acquire all of the outstanding stock of Northern Utilities, Inc. (Northern), and Granite State Gas Transmission, Inc. (Granite) for $160 million plus a net working capital adjustment. Northern’s principal business is the retail distribution of natural gas to approximately 52,000 customers located in 44 coastal New Hampshire and southern Maine communities. Portions of Northern’s natural gas service territory are contiguous and overlapping with Unitil’s electric distribution service territory in New Hampshire. Granite is a natural gas transmission company, principally engaged in the business of providing natural gas transportation services to Northern for its access to natural gas pipeline supplies. The transaction is expected to close by the end of the year.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.